Filed by Fisher Scientific International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Fisher Scientific International Inc.
Commission File No.: 1-10920

This filing relates to a planned merger (the “Merger”) between Fisher Scientific International Inc. (“Fisher”) and Apogent Technologies Inc. (“Apogent”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 17, 2004 (the “Merger Agreement”), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement will be filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on March 17, 2004.

March 17, 2004

This presentation contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher's and Apogent's current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include (1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update information contained in this news release except as required by law. Safe Harbor Statement

Key Strategies Increase proprietary product and service offering to enhance margins Capitalize on high growth life science footprint to accelerate revenue growth Pursue promising acquisition candidates Increase earnings and cash flow Apogent - A perfect fit

Apogent: A Product Leader Leading global manufacturer serving life science, scientific research and clinical markets Broad portfolio of consumable proprietary products Significant global presence Extensive technical selling capabilities

Improved Product Mix Life Science Products 0.33 Scientific Research Products 0.18 Other Lab Equipment 0.17 Clinical Lab Products 0.32 Based on pro forma 2004 sales Life Science Products 0.18 Scientific Research Products 0.55 Lab Workstations 0.09 Clinical Lab Products 0.23 Pro forma 2004 sales $5 billion

Apogent Transaction Rationale Enhances portfolio of propriety products and services Increases Fisher's life science footprint to $1.1 billion Strengthens Fisher's healthcare business Provides significant cost savings opportunities Increases cash flow generation

Creates a $1.1 Billion Life Science Footprint Complementary life science product portfolio Enhanced microbiology offering Significant kitting opportunities Enhanced specialist selling organization 2002PF 2003PF 2004PF East 250 500 1100 Life Science Revenue ($ in millions)

Strengthens Fisher's Healthcare Business Expands proprietary product offering to clinical lab Leverages diagnostic manufacturing capabilities Increases specialist selling organization Enhances value for clinical lab customers

2000 2004PF Distributed Products 0.6 Self-Manufactured 0.4 Increases Portfolio of Proprietary Products Enhances margins Distributed Products 0.4 Self-Manufactured 0.6

Transaction Terms

The New Fisher Scientific Purchase Consideration: 0.56 FSH shares for each share of AOT (tax free) Pro Forma Ownership: Fisher: 57% Apogent: 43% Board Composition: Fisher: 6 Directors Apogent: 4 Directors, including Frank Jellinek, Chairman Emeritus Management: Chairman and CEO Paul Montrone Vice-Chairman Paul Meister President and COO David Della Penta Headquarters: Hampton, NH Timing: 3rd Quarter, 2004

Provides up to $100 Million of Synergies Operations Rationalize Fisher's and Apogent's manufacturing operations (e.g. diagnostics, microbiology, lab equipment) Enhance the efficiency of our sales and marketing efforts Leverage Fisher's disciplined approach to cash flow generation Capitalize on cross-selling opportunities Infrastructure Leverage combined purchasing power Consolidate back office and shared services Eliminate public company expense

Sales Growth ($ in Billions) 2000 2001 2002 2003 2004F* 2005F* *Midpoint of management estimates and assumes Apogent transaction closes in early 3rd quarter, 2004. Excludes the impact of foreign exchange. CAGR: 16%

2000 2001 2002 2003 2004F* 2005F* East 0.068 0.073 0.075 0.078 0.106 0.134 Operating income as a percentage of sales - excludes goodwill amortization, restructuring and nonrecurring expenses. * Midpoint of management estimates and assumes Apogent transaction closes in early 3rd quarter, 2004. Operating Margin Expansion 660 bps 27

Earnings Per Share Growth ($ in Millions) 2000 2001 2002 2003 2004F* 2005F* Excludes goodwill amortization, restructuring and nonrecurring expenses. * Midpoint of management estimates and assumes Apogent transaction closes in early 3rd quarter, 2004. Excludes the effect of conversion of contingent convertible notes. Based on 94.5 million shares in 2004 and 122.0 million shares in 2005. CAGR: 24%

Strong Operating Cash Flow 2000 2001 2002 2003F 2004F 2005F ($ in millions) Free cash flow is cash from operations less capital expenditures. * Midpoint of management estimates and assumes Apogent transaction closes in early 3rd quarter, 2004. Memo: Free Cash Flow $78 $119 $115 $138 $215 $395 * *

Summary of Guidance Note: Excludes goodwill amortization, restructuring and nonrecurring expenses and related charges. $ in millions, except EPS

Transaction Benefits Enhances portfolio of proprietary products and services Increases Fisher's life science footprint to $1.1 billion Strengthens Fisher's healthcare business Provides significant cost savings opportunities Increases cash flow generation Strong management team

In connection with the proposed merger, Fisher Scientific and Apogent Technologies will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC's Web site at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, 1 Liberty Lane, Hampton, NH 03842 or from Fisher's Web site at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801, or from Apogent's Web site at www.apogent.com. Such documents are not currently available. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger. Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the proxy statement for Fisher's 2003 Annual Meeting of Shareholders, which was filed with the SEC on April 10, 2003. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent's 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available. Additional Information

FISHER SCIENTIFIC INTERNATIONAL INC.

APOGENT TRANSACTION

MARCH 17, 2004

CALL SCRIPT

SLIDE 1- COVER PAGE

OPERATOR: LADIES AND GENTLEMEN, THANK YOU FOR STANDING BY. WELCOME TO THE FISHER SCIENTIFIC INTERNATIONAL AND APOGENT CONFERENCE CALL.

AT THIS TIME ALL PARTICIPANTS ARE IN A LISTEN-ONLY MODE. LATER, WE WILL CONDUCT A QUESTION-AND-ANSWER SESSION. AT THAT TIME, IF YOU HAVE A QUESTION, YOU WILL NEED TO PRESS STAR AND THEN THE NUMBER “ONE” ON YOUR TOUCH-TONE PHONE.

AS A REMINDER, THIS CONFERENCE IS BEING RECORDED ON WEDNESDAY, MARCH 17, 2004.

I WOULD NOW LIKE TO TURN THE CONFERENCE OVER TO CAROLYN MILLER, DIRECTOR OF INVESTOR RELATIONS AT FISHER SCIENTIFIC, WHO WILL INTRODUCE TODAY’S SPEAKERS.

SLIDE 2 SAFE HARBOR AND REGULATION G STATEMENT

HELLO EVERYONE.

WE HOPE YOU ALL HAVE SEEN OUR PRESS RELEASE, WHICH WAS ISSUED THIS MORNING AND IS AVAILABLE ON OUR WEB SITE. A REPLAY OF THIS CALL WILL ALSO BE AVAILABLE ON OUR WEB SITE AT FISHERSCIENTIFIC.COM BEGINNING TWO HOURS AFTER WE FINISH AND REMAINING THERE FOR A MONTH.

BEFORE WE BEGIN, I WOULD LIKE TO MAKE THE FOLLOWING STATEMENT REGARDING THE REMARKS THAT WILL BE MADE ON TODAY’S

CALL. DURING THE COURSE OF THIS CONFERENCE CALL WE WILL BE MAKING

...CONTINUED...

SLIDE 2 SAFE HARBOR AND REGULATION G STATEMENT – CONTINUED

FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT ARE BASED ON CURRENT EXPECTATIONS. ACTUAL RESULTS COULD BE MATERIALLY DIFFERENT FROM OUR EXPECTATIONS DUE TO VARIOUS RISKS AND ASSUMPTIONS DETAILED IN SEC REPORTS FILED BY FISHER AND APOGENT.

TO BEGIN OUR CALL, PAUL MONTRONE, CHAIRMAN AND CEO OF FISHER SCIENTIFIC INTERNATIONAL, WILL PROVIDE AN OVERVIEW OF THE TRANSACTION WE ANNOUNCED THIS MORNING AND THE STRATEGIC RATIONALE FOR THIS ACQUISITION. HE WILL SPEAK TO THE SET OF SLIDES THAT HAVE BEEN POSTED ON OUR WEB SITE. FRANK JELLINEK, PRESIDENT AND CEO OF APOGENT, AND PAUL

MEISTER, VICE CHAIRMAN OF FISHER SCIENTIFIC WILL ALSO BE SPEAKING.

FOLLOWING THIS, WE WILL OPEN THE CALL FOR A Q&A SESSION WITH PAUL MONTRONE, FRANK JELLINEK AND PAUL MEISTER, WHO WILL BE JOINED BY KEVIN CLARK, VICE PRESIDENT AND CFO OF FISHER SCIENTIFIC, DENNIS BROWN, .CFO OF APOGENT AND ADAM TAICH, DIRECTOR, INVESTOR RELATIONS FOR APOGENT.

AND NOW HERE IS PAUL MONTRONE, WHO WILL BEGIN WITH SLIDE 3.

SLIDE 3- KEY STRATEGIES

THANK YOU CAROLYN. GOOD MORNING AND THANK YOU ALL FOR JOINING US.

THIS IS AN IMPORTANT DAY FOR BOTH FISHER SCIENTIFIC AND APOGENT. THIS MORNING WE ANNOUNCED A $3.7 BILLION TRANSACTION THAT WILL BRING TOGETHER THESE TWO LEADING GLOBAL COMPANIES.

WE ARE HERE TODAY TO DISCUSS HOW THIS MAJOR MILESTONE WILL BENEFIT ALL OF OUR CUSTOMERS AND CREATE VALUE FOR SHAREHOLDERS OF BOTH COMPANIES. THE COMBINATION WILL ALSO UNIQUELY POSITION US TO PURSUE GROWTH OPPORTUNITIES IN THE FUTURE.

...CONTINUED...

SLIDE 3- KEY STRATEGIES – CONTINUED

OVER THE PAST SEVERAL YEARS, FISHER HAS MADE A NUMBER OF STRATEGIC MOVES TO STRENGTHEN OUR LEADERSHIP POSITION AND DRIVE EARNINGS GROWTH.

THE KEY ELEMENT OF OUR STRATEGY HAS BEEN TO INCREASE OUR PORTFOLIO OF PROPRIETARY PRODUCTS AND SERVICES TO IMPROVE OUR MARGINS.

WE HAVE TAKEN SEVERAL STEPS TO INCREASE OUR PARTICIPATION IN THE LIFE SCIENCE MARKET. WE ACQUIRED PERBIO LAST YEAR, AND FURTHER ENHANCED OUR POSITION WITH THE ACQUISITIONS OF OXOID AND DHARMACON, EARLIER THIS YEAR.

...CONTINUED...

SLIDE 3- KEY STRATEGIES – CONTINUED

WITH THESE ACQUISITIONS, FISHER’S LIFE SCIENCE FOOTPRINT GREW TO A RUN-RATE OF $700 MILLION IN ANNUAL REVENUE.

THE COMBINATION WITH APOGENT IS A TAILOR-MADE OPPORTUNITY TO CONTINUE EXECUTING ON THIS STRATEGY.

THE COMBINED COMPANY’S EARNINGS AND CASH FLOW WILL ALLOW US TO PURSUE NEW GROWTH OPPORTUNITIES, WHILE CONTINUING TO INVEST IN TECHNICAL SELLING SPECIALISTS AND MARKETING CAPABILITIES.

AND NOW, I WOULD LIKE TO TURN THE CALL OVER TO FRANK JELLINEK, APOGENT’S PRESIDENT AND CEO WHO WILL TELL YOU MORE ABOUT APOGENT.

SLIDE 4- APOGENT- A PRODUCT LEADER

THANKS, PAUL. IT’S MY PLEASURE TO HAVE THE OPPORTUNITY TO SPEAK WITH ALL OF YOU TODAY.

I’LL START ON SLIDE 4. AS PAUL JUST MENTIONED, THIS TRANSACTION COMBINES TWO INDUSTRY LEADERS WHO HAVE HAD THE PLEASURE OF DOING BUSINESS TOGETHER FOR OVER 50 YEARS.

WE KNOW EACH OTHER VERY WELL. FISHER IS APOGENT’S LEADING CUSTOMER AND APOGENT IS ONE OF FISHER’S LARGEST SUPPLIERS.

...CONTINUED...

SLIDE 4- APOGENT- A PRODUCT LEADER — CONTINUED

LIKE FISHER, APOGENT SERVES THE LIFE SCIENCE, SCIENTIFIC RESEARCH AND CLINICAL LAB MARKETS AND IS A WELL-RECOGNIZED LEADER WITH A REPUTATION FOR HIGH QUALITY PRODUCTS AND SERVICES.

FISHER’S BROAD PORTFOLIO OF PROPRIETARY PRODUCTS COMPLEMENTS APOGENT’S, AND IMPORTANTLY, 90 PERCENT OF APOGENT’S SALES ARE CONSUMABLE-RELATED, AS ARE 80 PERCENT OF FISHER’S SALES.

SIMILAR TO FISHER, WE HAVE A GLOBAL COMPANY WITH OPERATIONS THROUGHOUT THE U.S, EUROPE AND ASIA.

CONTINUED

SLIDE 4- APOGENT- A PRODUCT LEADER – CONTINUED

ADDITIONALLY, OUR 400 TECHNICAL SELLING SPECIALISTS MORE THAN DOUBLES THE SIZE OF FISHER’S RELATED SALES ORGANIZATION.

SLIDE 5 – IMPROVED PRODUCT MIX

ON SLIDE 5 WE’VE OUTLINED EACH COMPANY’S SALES BY PRODUCT AREA.

AS YOU CAN SEE, THE LARGEST PORTION OF OUR PRODUCT SALES IS USED IN LIFE SCIENCE APPLICATIONS. CLINICAL PRODUCT SALES IS THE NEXT LARGEST, FOLLOWED BY OTHER SCIENTIFIC RESEARCH AND LAB EQUIPMENT.

CLEARLY ONE OF THE BIG BENEFITS FROM THE TRANSACTION IS THE EXTENSIVE LIFE SCIENCE PRODUCT PORTFOLIO OF THE COMBINED COMPANY. APOGENT WILL ALSO ENHANCE FISHER’S CLINICAL LAB AND SCIENTIFIC PRODUCT LINES.

CONTINUED

SLIDE 5 – IMPROVED PRODUCT MIX – CONTINUED

NOW PAUL MONTRONE WILL DISCUSS THE EXCITING POTENTIAL CREATED BY THE COMBINATION OF THESE TWO COMPANIES AND THE MANY BENEFITS TO OUR CUSTOMERS, EMPLOYEES AND SHAREHOLDERS.

SLIDE 6 – APOGENT TRANSACTION RATIONALE

THANK YOU, FRANK.

TURNING TO SLIDE 6, AS FRANK MENTIONED, THE TRANSACTION WE ANNOUNCED THIS MORNING UNITES TWO LONG-TIME PARTNERS. THE COMBINED COMPANY WILL HAVE A REMARKABLE PORTFOLIO OF PROPRIETARY CONSUMABLE PRODUCTS AND A 1.1 BILLION DOLLAR FOOTPRINT IN THE HIGH GROWTH LIFE-SCIENCE MARKET.

THE TRANSACTION ALSO NOTABLY STRENGTHENS FISHER’S HEALTHCARE BUSINESS BY INCREASING THE BREADTH OF OUR PROPRIETARY PRODUCT OFFERING TO OUR CLINICAL LAB CUSTOMERS.

...CONTINUED...

SLIDE 6 – APOGENT TRANSACTION RATIONALE — CONTINUED

THIS COMBINATION WILL GENERATE UP TO $100 MILLION IN COST SAVINGS OPPORTUNITIES, OVER HALF OF WHICH WILL BE REALIZED IN 2005.

AS PAUL MEISTER WILL DISCUSS LATER, THE COMBINATION ALSO ENHANCES OUR MARGIN STRUCTURE, AND SUBSTANTIALLY INCREASES OUR CASH FLOW – – THUS BOLSTERING THE OVERALL FINANCIAL STRENGTH OF FISHER AND CREATING A MAJOR PLATFORM FOR FUTURE GROWTH.

SLIDE 7 -CREATES A $1.1 BILLION LIFE SCIENCE FOOTPRINT

ON SLIDE 7, I WOULD LIKE TO SPEND JUST A MOMENT ON THE $1.1 BILLION LIFE SCIENCE FOOTPRINT. AS I MENTIONED EARLIER, FISHER’S FOCUS ON THIS MARKET HAS INCREASED OUR ANNUAL LIFE SCIENCE REVENUE TODAY TO ABOUT $700 MILLION.

APOGENT’S BROAD LIFE-SCIENCE PRODUCT PORTFOLIO WILL ADD ABOUT $400 MILLION OF ANNUALIZED REVENUE TO THIS PRODUCT AREA. AND WE EXPECT OUR COMBINED LIFE SCIENCE BUSINESSES OF $1.1 BILLION TO GROW AT 10 TO 12 PERCENT ANNUALLY.

...CONTINUED...

SLIDE 7 CREATES A $1.1 BILLION LIFE SCIENCE FOOTPRINT — CONTINUED

APOGENT HAS A PORTFOLIO OF POWERFUL BRANDS IN THIS FIELD. FOR INSTANCE, REMEL FITS VERY NICELY, FROM BOTH A PRODUCT AND GEOGRAPHICAL PERSPECTIVE, WITH OXOID.

THE ADDITIONS OF APOGENT’S RICHARD ALLEN AND NERL BRANDS TO OUR STRONG LINE-UP THAT INCLUDES PIERCE, ACROS AND FISHER CHEMICALS PROVIDE A UNIQUE COMBINATION OF BIOCHEMICAL AND DIAGNOSTIC PRODUCTS.

...CONTINUED...

SLIDE 7 CREATES A $1.1 BILLION LIFE SCIENCE FOOTPRINT – CONTINUED

AND THE COMBINATION OF NALGE NUNC AND HYCLONE’S BIO PROCESSING CONTAINERS UNIT CREATES AN OUTSTANDING PORTFOLIO OF LIQUID HANDLING SYSTEMS, AND KITTING OPPORTUNITIES FOR BOTH RESEARCH APPLICATIONS AND BIO-PHARMA PRODUCTION.

THE ADDITION OF APOGENT’S TECHNICAL SPECIALISTS WILL INCREASE OUR TECHNICAL SALES GROUP CLOSE TO 800 INDIVIDUALS, CREATING AN ORGANIZATION THAT WILL ALLOW US TO BETTER COMPETE WITH ESTABLISHED DIRECT-SELLING LIFE-SCIENCE COMPANIES.

SLIDE 8 – STRENGTHENS FISHER’S HEALTHCARE BUSINESS

TURNING TO SLIDE 8, THE TRANSACTION SUBSTANTIALLY STRENGTHENS OUR HEALTHCARE BUSINESS, PROVIDING OPPORTUNITIES FOR MANUFACTURING EFFICIENCIES AND BRINGING TOGETHER INDUSTRY-LEADING BRANDS SUCH AS, RICHARD ALLEN, MICROGENICS, FISHER DIAGNOSTICS, AND MAS, EACH OF WHICH HAS PRODUCTS SPECIFICALLY TARGETED TO CLINICAL LABORATORY TESTS.

THIS TRANSACTION ENHANCES OUR CLINICAL LAB POSITION IN MUCH THE SAME WAY AS PERBIO ENHANCED OUR SCIENTIFIC RESEARCH BUSINESS.

SLIDE 9- INCREASES PROPRIETARY PRODUCT PORTFOLIO

SLIDE 9 IS A GOOD SUMMARY OF THE PRODUCT ASPECTS OF THIS COMBINATION.

FOLLOWING THIS TRANSACTION, PROPRIETARY PRODUCT SALES WILL TOTAL OVER $3 BILLION ANNUALLY, REPRESENTING OVER 60 PERCENT OF TOTAL SALES VERSUS 40 PERCENT IN 2000.

NOW I WILL TURN THE CALL OVER TO PAUL MEISTER TO REVIEW THE TRANSACTION DETAILS.

SLIDE 10 – TRANSACTION TERMS

THANKS, PAUL. GOOD MORNING.

SLIDE 11 – THE NEW FISHER SCIENTIFIC

STARTING ON SLIDE 11, LET ME FLESH OUT SOME OF THE TERMS OF THE PROPOSED TRANSACTION.

THIS IS A STRAIGHT-FORWARD COMBINATION THAT WE EXPECT WILL BE COMPLETED BY JULY.

IT IS AN ALL-STOCK MERGER WITH APOGENT SHAREHOLDERS RECEIVING .56 FISHER SHARES FOR EACH SHARE OF APOGENT THEY OWN. THIS REPRESENTS A ROUGHLY 5.5 PERCENT PREMIUM OVER YESTERDAY’S CLOSING PRICE.

...CONTINUED...

SLIDE 11 – THE NEW FISHER SCIENTIFIC — CONTINUED

UPON COMPLETION, FISHER SHAREHOLDERS WILL OWN 57 PERCENT OF THE COMBINED COMPANY AND APOGENT’S SHAREHOLDERS WILL OWN 43 PERCENT.

FRANK AND THREE OTHER MEMBERS OF THE APOGENT BOARD WILL JOIN FISHER’S BOARD, WHICH WILL HAVE A TOTAL OF 10 MEMBERS.

PAUL MONTRONE, DAVID DELLA PENTA AND I WILL CONTINUE AS THE CHAIRMAN AND CEO, PRESIDENT AND COO AND VICE-CHAIRMAN OF THE COMBINED COMPANY, RESPECTIVELY.

CONTINUED

SLIDE 11 – THE NEW FISHER SCIENTIFIC – CONTINUED

FRANK HAS GRACIOUSLY ACCEPTED THE POSITION OF CHAIRMAN EMERITUS. HE WILL ASSIST WITH THE TRANSITION AND INTEGRATION, AS WELL AS WORK WITH US ON FUTURE TRANSACTIONS.

THE REST OF APOGENT’S SENIOR MANAGEMENT TEAM WILL REMAIN WITH THE COMBINED COMPANY.

AS PAUL SAID, THE COMBINATION HAS CONSIDERABLE FINANCIAL BENEFITS AS I WILL NOW DISCUSS ON SLIDE 12.

SLIDE 12 — PROVIDES UP TO $100 MILLION OF SYNERGIES

ONE OF THE KEYS TO THE CREATION OF VALUE IN THIS TRANSACTION IS THE OPPORTUNITY TO REALIZE THE BENEFITS OF TREMENDOUS COST SAVINGS AND SYNERGIES. AS YOU KNOW, WE ARE PROVIDING GUIDANCE THAT INCLUDES $55 MILLION OF SYNERGIES IN 2005, AND WE BELIEVE THAT WE WILL ULTIMATELY ACHIEVE SYNERGIES OF ABOUT $100 MILLION.

THE PRINCIPAL AREAS WHERE SAVINGS CAN BE ACHIEVED ARE THE FOLLOWING:

1.	RATIONALIZE MANUFACTURING OPERATIONS UTILIZING EXCESS CAPACITY IN CERTAIN FACILITIES, TO ALLOW THE SHUTDOWN OF OTHERS;

...CONTINUED...

SLIDE 12 — PROVIDES UP TO $100 MILLION OF SYNERGIES –CONTINUED

2.	IMPROVE THE EFFICIENCY OF OUR SELLING EFFORTS AND PURSUE NUMEROUS CROSS-SELLING OPPORTUNITIES, AND

3.	REALIZE THE BENEFITS OF COMBINED PURCHASING POWER, SHARED SERVICE ORGANIZATIONS AND ELIMINATION OF DUPLICATE OVERHEAD COSTS.

AS YOU CAN IMAGINE, SOME SYNERGIES ARE MORE QUICKLY ACHIEVED THAN OTHERS AND THAT IS THE REASON FOR THE DIFFERENCE BETWEEN THE $ 55 MILLION AND THE $100 MILLION.

...CONTINUED

SLIDE 12 — PROVIDES UP TO $100 MILLION OF SYNERGIES –CONTINUED

IN ADDITION, AS FRANK MENTIONED, THESE TWO COMPANIES KNOW EACH OTHER WELL. AS A RESULT, WE HAVE A HIGH DEGREE OF CONFIDENCE IN OUR ABILITY TO ACHIEVE THESE SAVINGS.

SLIDE 13- SALES GROWTH

ON SLIDE 13 YOU WILL SEE THAT WE ARE REVISING OUR 2005 REVENUE GUIDANCE TO APPROXIMATELY $5.5 BILLION IN 2005.

WE EXPECT FISHER’S UNDERLYING ORGANIC GROWTH RATES TO BE BASICALLY UNCHANGED AS A RESULT OF THE PRODUCT MIX FRANK DESCRIBED EARLIER.

WE HAVE NOT INCLUDED REVENUE SYNERGIES IN OUR 2005 GUIDANCE DESPITE CLEAR OPPORTUNITIES TO ACHIEVE SUCH SYNERGIES.

SLIDE 14- OPERATING MARGIN EXPANSION

AS YOU CAN SEE ON SLIDE 14, WE EXPECT TO MEANINGFULLY INCREASE OUR OPERATING MARGINS DURING THE PERIOD.

WITH THE BENEFIT OF SYNERGIES BEGINNING IN 2005, WE EXPECT OPERATING MARGINS TO INCREASE TO APPROXIMATELY 13.4 PERCENT.

SLIDE 15- EPS GROWTH

TURNING TO SLIDE 15, THE COMBINATION WITH APOGENT ENHANCES NEAR-TERM EARNINGS GROWTH AND IS ROUGHLY 5 PERCENT ACCRETIVE IN 2005, YIELDING EARNINGS PER SHARE OF APPROXIMATELY $3.55.

I SHOULD NOTE THAT OUR EPS ESTIMATES ARE BASED ON A DILUTED SHARE COUNT OF 94.5 MILLION SHARES FOR 2004 AND 122.0 MILLION SHARES FOR 2005, AND EXCLUDE ANY ONE-TIME CHARGES.

SLIDE 16- STRONG OPERATING CASH FLOW

OPERATING CASH FLOW, AS SHOWN ON SLIDE 16, WILL TOTAL APPROXIMATELY $340 MILLION IN 2004. AFTER PROVIDING FOR TRANSACTION-RELATED COSTS, OUR FREE CASH FLOW ESTIMATE FOR 2004 REMAINS UNCHANGED AT $215 MILLION.

FOR 2005, FREE CASH FLOW AND OPERATING CASH FLOW WILL TOTAL APPROXIMATELY 395 MILLION AND $525 MILLION, RESPECTIVELY.

AS A RESULT OF THIS CASH FLOW, WE WILL HAVE INCREASED FINANCIAL FLEXIBILITY TO PURSUE ADDITIONAL GROWTH OPPORTUNITIES, BOTH INTERNAL AND EXTERNAL.

SLIDE 17 SUMMARY OF GUIDANCE

FOR YOUR CONVENIENCE, SLIDE 17 COMPARES THE GUIDANCE WE ISSUED TODAY WITH OUR PREVIOUS GUIDANCE FOR BOTH 2004 AND 2005.

SLIDE 18- TRANSACTION BENEFITS

TURNING TO SLIDE 18, IN CONCLUSION,

THE COMBINATION OF FISHER AND APOGENT ENHANCES FISHER’S POSITION IN THE LIFE-SCIENCE MARKET AND THE HEALTHCARE MARKET AND IT DRAMATICALLY IMPROVES OUR MIX OF PROPRIETARY PRODUCTS AND SERVICES.

THIS COMBINATION IS A PERFECT FIT WITH ATTRACTIVE FINANCIAL RETURNS AND SIGNIFICANT UPSIDE.

...CONTINUED...

SLIDE 18- TRANSACTION BENEFITS — CONTINUED

FISHER AND APOGENT KNOW EACH OTHER VERY WELL. THAT KNOWLEDGE WILL HELP US CREATE A MORE INTEGRATED AND EFFICIENT GLOBAL SUPPLY NETWORK TO BETTER SERVE OUR CUSTOMERS.

THE MANAGEMENT OF THE COMBINED COMPANY IS COMMITTED TO ACHIEVING THE SYNERGIES WE HAVE DISCUSSED AND WE BELIEVE THAT THE DEPTH AND EXPERIENCE OF THE MANAGEMENT TEAMS WILL CONTRIBUTE TO A SUCCESSFUL INTEGRATION.

SLIDE 18- TRANSACTION BENEFITS — CONTINUED

CLEARLY, WE BELIEVE THIS IS A GREAT COMBINATION THAT WILL BENEFIT ALL OF OUR SHAREHOLDERS.

WITH THAT, WE WILL OPEN THE LINES UP FOR QUESTIONS.

FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these